Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	IMMUTEP LIMITED

ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Dr Russell Howard

Date of Last Notice:	8 May 2013

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	N/A

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change

No. of securities held prior to change

Class

Number acquired

Number disposed

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

+ See chapter 19 for defined terms.
11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Non-Executive Chairman Performance Rights Invitation Letter

Nature of interest	Direct

Name of registered holder (if issued securities)	—

Date of change	—

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	10,000,000 performance rights in lieu of cash Director Fees subject to shareholder approval.

Interest acquired	—

Interest disposed	—

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Consideration is in lieu of payment. Terms of the proposed issuance of performance rights are attached.

Interest after change

Part 3 – +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

+ See chapter 19 for defined terms.
Appendix 3Y Page 2	11/3/2002

TERMS OF PROPOSED ISSUE OF PERFORMANCE RIGHTS TO DR RUSSELL HOWARD

SYDNEY, AUSTRALIA – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (Immutep or the Company), advises of the proposed issuance of performance rights to Dr Russell Howard.

Dr Howard has opted to receive performance rights equating to ~40% of his total annual salary, subject to shareholder approval. The performance rights are being granted for the sole purpose of remunerating him in lieu of additional cash, for his increased responsibilities subsequent to his appointment as Chairman of the Company, following the retirement of the Company’s previous Chairman last month.

The Board believes that the grant of performance rights to Dr Howard is reasonable as the value of the performance rights will be moderated in accordance with the terms set out with this announcement. Dr Howard’s election to receive performance rights in lieu of additional cash salary also reflects his confidence in Immutep’s future.

Currently, two other Immutep Directors – Deputy Chair Pete Meyers and non-executive Director Grant Chamberlain – are remunerated with performance rights only.

The Company will seek shareholder approval for this proposed grant at the next available shareholders‘ meeting rather than convening a shareholders‘ meeting solely for the purpose of approving this proposed grant of performance rights.

Summary of Key Terms of the Performance Rights Issue to Dr Howard (subject to shareholder approval) is outlined below.

Number of performance rights	10,000,000. This number has been calculated based on 4 years of directors’ fees at $60,000 per annum divided by $0.024 (being the 5 day VWAP up to and including 15 December 2017).

Vesting conditions	Service-based vesting conditions only.

Tranche 1	2,500,000 on 1 December 2018; (Being for continued service from 18 November 2017 to 17 November 2018;

Tranche 2	2,500,000 on 1 December 2019. (Being for continued service from 18 November 2018 to 17 November 2019;

Tranche 3	2,500,000 on 1 December 2020. (Being for continued service from 18 November 2019 to September
17 November 2020);

Tranche 4	2,500,000 on 1 December 2021 (Being for continued service from18 November 2020 to September
17 November 2021).

Expiry Date	The performance rights will expire, if not exercised, one year after the relevant vesting date for each tranche of performance rights (see above)

Price of performance rights	Performance rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the performance rights will be exerciseable at nil cost.

Lapse/forfeiture	Performance rights issued will lapse on the earliest of:

• the Expiry Date (see above);

• any date the Board determines that the vesting conditions are not met and cannot be met;

• Dr Howard dealing in the performance rights in contravention of the dealing or hedging restrictions (see below); and

• the Board determining that Dr Howard has acted dishonestly, fraudulently or in material breach of his obligations to the Company or on voluntary resignation of Dr Howard.

Change of control	All performance rights will automatically vest and all performance conditions will be deemed to have been satisfied in full if:

•

a takeover bid (as that term is defined under section 9 of the Corporations Act) is announced in respect of Shares, and that takeover bid has become or is declared unconditional, and the bidder has voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

• a court approves, under section 411(4)(b) of the Corporations Act, a compromise or arrangement for the purposes of, or in connection with, a scheme for the reconstructions or amalgamation of the Company which, if implemented, would result in a person having voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company of at least 50.1%; or

• a person acquires control (as that term is defined under section 50AA of the Corporations Act) of the Company.

All performance rights will also automatically vest and all performance conditions will be deemed to have been satisfied in full if, in any other circumstances other than those outlined above, a person obtains (or is likely to obtain) voting power (as that term is defined under sections 9 and 610 of the Corporations Act) in the Company which the Board determines (in in its absolute discretion and acting in good faith) is sufficient to control the composition of the Board.

Cessation of employment	Pro-rata vesting as to service provided relative to the vesting conditions which apply to the performance rights.

No dealing or hedging	Dealing restrictions apply to performance rights in accordance with Company’s Securities Trading Policy. Dr Howard is also prohibited from hedging or otherwise protecting the value of any unvested performance rights held by him.

Rights attaching to Shares	Shares issued on exercise of performance rights will rank equally for dividends and other entitlements with existing Shares on issue at the time of their issue.

Company may issue or acquire shares	For the avoidance of doubt the Company may, in its absolute discretion, either issue new Shares or acquire Shares already on issue, or a combination of both, to satisfy the Company’s obligations to issue Shares on vesting of performance rights.

Loans	No loan will be provided by the Company in relation to the grant or exercise of the performance rights.

Adjustments	Prior to the allocation of Shares upon vesting or exercise of performance rights, the

Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction provided that such adjustment is in accordance with the ASX Listing Rules.

Change of rights in event of reorganization of capital	In accordance with ASX Listing Rule 6.16, Dr Howard’s rights in respect of the performance rights will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganization of capital at the time of reorganization.

Right to participate in new issues of Company securities	In accordance with ASX Listing Rule 6.19, the performance rights do not provide a right to participate in any new issues of Company securities unless and until any vested performance rights are exercised.

Transfer on death	Vested performance rights are only transferable by force of law upon death to Dr Howard’s legal personal representative.

About Immutep

Immutep Lmited (formerly named Prima BioMed Ltd) is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alphaIMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses for cancer chemo-immunotherapy and in other combinations which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Immutep is listed on the Australian Stock Exchange (IMM), and on the NASDAQ (IMMP) in the US.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep

+1 (917) 860-9404; jay.campbell@immutep.com

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

5